Exhibit 99.1

U.S. SILVER CORPORATION

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2010

DATED SEPTEMBER 26, 2011

U.S. Silver Corporation
Annual Information Form
Table of Contents

Page
PRELIMINARY NOTES	1

CORPORATE STRUCTURE	1

Name, Address and Incorporation	1
Inter-Corporate Relationships	2

GENERAL DEVELOPMENT OF THE BUSINESS	2

Overview	2
Three Year History	3

DESCRIPTION OF THE BUSINESS	7

General	7
Technical Report Summary	9
Risk Factors	17

DIVIDENDS	21

GENERAL DESCRIPTION OF CAPITAL	22

MARKET FOR SECURITIES	23

DIRECTORS AND OFFICERS	24

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27

CONFLICT OF INTEREST	28

LEGAL PROCEEDINGS	29

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	29

TRANSFER AGENT AND REGISTRAR	29

INTEREST OF EXPERTS	29

AUDIT COMMITTEE INFORMATION	29

ADDITIONAL INFORMATION	30

- i -

PRELIMINARY NOTES

Effective Date of Information

This Annual Information Form (“AIF”) of U.S. Silver Corporation (the “Corporation” or “U.S. Silver”) is dated September 26, 2011 and, unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2010, being the date of the Corporation’s most recently completed fiscal year.

Forward-Looking Statements

Certain statements contained in this AIF respecting reserves, resources, plans, objectives and future performance of the Corporation’s business are “forward-looking statements”. Forward looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intended”, “estimate”, “anticipate”, “believe” or “continue” or the negative thereof or variations thereon or similar terminology. These forward-looking statements involve risks and uncertainties relating to, among other things, financing, changes in commodity prices, unanticipated reserve and resource grades, geological, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of governmental approvals, political risk and related economic risk, actual performance of plant, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth herein under “Risk Factors”.

Unless otherwise indicated, in this AIF all reference to “dollar” or the use of the symbol “US$” are to the United States dollar and all references to “CA dollars” or “CA$” are to the Canadian dollar.

Any reference in this AIF to Common Shares (as defined herein) are to pre-consolidation Common Shares without giving effect to the Consolidation (as defined herein), which was approved on June 23, 2011, but has not yet been implemented by the board of directors of the Corporation (see General Development of the Business – Recent developments to date in 2011).

CORPORATE STRUCTURE

Name, Address and Incorporation

U.S. Silver (formerly Chrysalis Capital III Corporation) was incorporated pursuant to articles of incorporation dated March 23, 2006 under the Business Corporations Act (Ontario). On February 28, 2007, the Corporation filed Articles of Amendment to change its name from Chrysalis Capital III Corporation to U.S. Silver Corporation.  On June 25, 2007, the Corporation filed Articles of Continuance and continued under the Canada Business Corporations Act (the “CBCA”).

The principal and registered office of the Corporation is located in Suite 2702, 401 Bay St., Toronto, Ontario, M5H 2Y4.  The authorized share capital of the Corporation consists of an unlimited number of common shares (each, a “Common Share”). As of the date hereof, 308,872,717 Common Shares are issued and outstanding.

Inter-Corporate Relationships

U.S. Silver Corporation (CBCA)
100%
United States Silver Inc. (Delaware)
100%
U.S. Silver-Idaho, Inc. (Delaware)
100%

Properties

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Corporation is principally engaged in the production, exploration and development of silver resources in the state of Idaho. The Corporation is listed on the TSX Venture Exchange (the “Exchange”) under the trading symbol “USA”. The Corporation also trades over-the-counter in the United States on the OTCQX Markets under the trading symbol “USSIF” and in Germany on the Frankfurt Stock Exchange under the trading symbol “QE2”.

The Corporation carries out its business operations through two subsidiaries incorporated in the state of Delaware. The first such subsidiary is United States Silver, Inc. (“United States Silver”), which was incorporated on April 7, 2006 and is wholly owned by U.S. Silver. The second subsidiary is U.S. Silver- Idaho, Inc. (formerly Coeur Silver Valley, Inc.) (“U.S. Silver-Idaho”), which was incorporated in 1994, and is wholly owned by United States Silver. United States Silver was formed for the purpose of acquiring U.S. Silver-Idaho, which occurred on June 1, 2006 from Coeur d’Alene Mines Corporation. The primary assets of U.S. Silver-Idaho are the operating Galena Mine and the adjoining, but non- operating, Coeur Mine and Caladay Project in the Coeur d’Alene Mining District in northern Idaho. Collectively, the mines and properties have a historical cumulative production of over 220 million ounces of silver and additional associated by-product metals of copper and lead over a modern production history of more than fifty years.

Three Year History

Fiscal 2008

On January 22, 2008, the Corporation entered into a new smelter contract (the “XCME Smelter Agreement”)  with  Xstrata  Commodities  Middle  East  DMCC  (“XCME”).  The  XCME  Smelter Agreement replaced an amended concentrate sales frame term agreement dated January 24, 2006 between U.S. Silver-Idaho and Falconbridge Ltd., which had provided for an adjustment to ore shipment volumes (the “Amended Xstrata Agreement”). The XCME Smelter Agreement adjusted expected concentrate sales volumes and smelting charges and covered the period commencing January 1, 2008 through to December 31, 2010.

On February 19, 2008, the Corporation reported the achievement of production increases of 86% over the previous five-month period in both the Galena and Coeur Mills.

On February 21, 2008, the Corporation reported that the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”) awarded a Certificate of Achievement in Safety to the Corporation’s Galena Mill.

On May 12, 2008, the Corporation announced a 22% increase in tons and a 15% increase in silver ounces over its April 1, 2007 estimate of 757,822 tons of proven and probable ore at an average grade of 19.99 ounces per ton, containing 15,150,180 ounces of silver, after replacing reserves depleted by mining during
2007, representing a 60% increase in ounces over the December 31, 2006 estimate of 444,003 tons of proven and probable ore at a grade of 24.5 ounces per ton, containing 10,878,797 ounces of silver.

On May 13, 2008, the Corporation filed, and the Exchange accepted, a Notice of Intention to Make a Normal Course Issuer Bid. Under the terms of its normal course issuer bid, the Corporation could have purchased up to the lesser of 7,385,000 Common Shares, being 3.5% of the issued and outstanding Common Shares of the Corporation at that time, and the number of Common Shares equal to a maximum aggregate purchase price of CA$5,908,000. The normal course issuer bid commenced on May 15, 2008 and terminated on May 14, 2009 without any purchases being made under the bid, due in part to ongoing global financial and economic conditions.

On July 24, 2008, the Corporation began a four-phase program to initiate repair activities associated with bringing the Caladay Mine into production, the shaft of which lies approximately 1.3 miles southeast of the Galena Mine No. 3 shaft.

On June 26, 2008, the Corporation filed an Updated Technical Report, prepared by Daniel H. Hussey, CPG, AIPG, Manager of Exploration of U.S. Silver-Idaho on the Galena Mine.

In November 2008, the Corporation began negotiations with Teck Cominco Metals Ltd. (“Teck Cominco”) with respect to the renewal, amendment or extension of a smelting agreement in respect of lead-silver concentrate smelting services (the “Teck Lead Contract”). The Teck Lead Contract was originally entered into on January 1, 2007, between U.S. Silver-Idaho and Teck Cominco for the period of January 1, 2007 through December 31, 2008, with the payable terms for smelter treatment and refining charges being typical terms for the market.  The Teck Lead contract was renewed through December 31,
2010 and is to continue under the terms of that renewal until the next scheduled renewal, amendment or extension, which is anticipated to occur in 2011.

On November 3, 2008, the Corporation undertook a strategic examination of its operations as a result of the change in commodity demand and prices as well as the resulting challenging outlook for equity markets, and as a result, ceased all capital projects with the exception of the rehabilitation of the Galena shaft.

Fiscal 2009

On January 19, 2009, U.S. Silver-Idaho entered into an amendment to the XCME Smelter Agreement providing for an adjustment to anticipated shipping volumes, smelting charges and copper price participation.

On February 26, 2009, U.S. Silver-Idaho entered into a credit facility with Auramet Trading LLC for financing a portion of the Corporation’s concentrate inventory and receivables, expiring on February 26,
2010.

On April 9, 2009, the Corporation filed an Updated Technical Report, prepared by Daniel H. Hussey, CPG, AIPG, Manager of Exploration of U.S. Silver-Idaho on the Galena Mine.

On July 16, 2009, the Corporation raised gross proceeds of CA$4,600,115 through the issuance of 35,385,500 units at a price of CA$0.13 per unit, with each unit comprising one Common Share and one- half of a Common Share purchase warrant (a “2009 Unit”).   Each whole Common Share purchase warrant (a “2009 Warrant”) entitles the holder to purchase an additional Common Share at a price of CA$0.155 per Common Share until July 16, 2014.  In addition, the underwriters received 1,769,275 underwriter warrants, where each such warrant entitles the holder to purchase one 2009 Unit prior to July 16, 2011 at CA$0.16 per 2009 Unit.   The net proceeds were used for repair (including repair of the Galena shaft), development and exploration. The 2009 Warrants are listed on the Exchange.

On July 27, 2009, U.S. Silver-Idaho resumed the first phase of repair activities in the collapsed Galena shaft after a five month delay to focus resources on near term repair and development projects.  The first phase of repairs in the Galena shaft focused on replacing the collapsed portion of the timber shaft with a concrete lined shaft.

Fiscal 2010

On May 21, 2010, the Corporation filed an updated technical report dated April 13, 2010 entitled “Technical Report, Galena Mine Project, Shoshone County, Idaho”, prepared by Fred Barnard, Ph.D. and Steve Milne, P.E. of Chlumsky, Armbrust and Meyer, LLC, each of whom are “qualified persons” and “independent persons” within the meaning of National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”).

In June 2010, the Corporation entered into a revolving advances agreement in order to advance funds against concentrate shipments on an as-needed basis which was in place and has been periodically utilized throughout the first half of 2010. As at December 31, 2009, outstanding revolving advances totaled US$688,144 and as at the date of this AIF, there were no advances outstanding under this facility.

On June 18, 2010, a fatal accident occurred in the Galena Mine, which involved an employee of one of the contractors of the Corporation. The MSHA completed an investigation of the accident and issued a final report in December 2010 that resulted in a citation and a fine of US$70,000 against the Corporation. U.S. Silver believes that the MSHA's report contains factual errors that have produced invalid conclusions as to the cause of the accident.  An independent examination by a rock mechanics expert concluded that the Corporation had taken all precautions required by the MSHA, in order to protect the miner.   The Corporation is formally contesting the citations issued by the MSHA and, with the assistance of its legal counsel, has provided to the MSHA a detailed written objection.  The citations will be litigated before an Administrative Law Judge for the Federal Mine Health and Safety Review Commission and the Corporation will vigorously defend its position.  A series of health and safety initiatives were instituted during 2009 which continued throughout 2010, including in-house safety audits, increased presence of safety personnel in work areas, increased safety meetings and re-directing U.S. Silver’s working relationships with regulatory agencies through constructive engagement.

On August 10, 2010, U.S. Silver-Idaho received a permit from the Idaho Department of Water Resources, to expand the Osburn Tailings Impoundment substantially completing the permit process to provide an additional 28 years of tailings deposition at maximum plant capacity.

On August 27, 2010, U.S. Silver-Idaho substantially completed the first phase of repair activities in the collapsed Galena shaft, which focused on the replacement of the collapsed portion of the timber shaft with a concrete lined shaft.  Following the first phase of repairs, there are 830 vertical feet of concrete shaft that will require minimal maintenance in the future. Completion also provides direct access to the 3400 level and allows for resumption of mining in the higher-grade stopes above that level.   The Corporation initiated the second phase of the repair activities in the collapsed Galena shaft, which will be focused on rehabilitating existing shaft stations, improving the associated travelway, and realigning utilities in the shaft from the 3200 to 5200 levels of the mine.

On September 29, 2010, the Corporation raised gross proceeds of CA$6.9 million through a bought deal private placement. The Corporation issued 26,565,000 units at a price of CA$0.26 per unit with each unit consisting of one Common Share and one-half of one Common Share purchase warrant. There were
13,282,500 whole warrants were issued in total, with each exercisable at any time for one Common Share at a price of CA$0.35 per Common Share for a period of two years following closing. The Corporation has the right, commencing nine months after closing, to call the outstanding warrants for expiry, upon 30 days’ notice, should the Common Shares close at or above CA$0.45 for 20 consecutive trading days. Prior to nine months after closing, the warrants will not be callable for exercise by the Corporation. In addition, the underwriter was issued 1,593,900 broker warrants representing 6% of the number of units sold under the offering. Each broker warrant entitles the underwriter to purchase Common Shares at CA$0.26 per Common Share for a period of two years following closing. The Corporation also has the right, commencing nine months after closing, to call the outstanding broker warrants for expiry, upon 30 days’ notice should the Common Shares close at or above CA$0.45 for 20 consecutive trading days. Prior to nine months after closing the broker warrants will not be callable for exercise by the Corporation. The proceeds from this bought deal private placement were to be used for the redevelopment of the Coeur Mine. The warrants and options associated with this private placement were called for expiry on July 28,
2011.

On November 10, 2010, the Corporation entered into a forward sales agreement with Auramet Trading LLC for the sale of silver at a fixed price through 2011. U.S. Silver has secured a minimum price of silver at US$27.50 per ounce on 500,000 troy ounces, representing approximately 20% of the estimated 2011 production. The 500,000-ounce program covers equal quantities of silver for each calendar month during 2011. As security, U.S. Silver has provided an interest earning cash collateral deposit of US$3,000,000 and has been granted a margin credit facility. This margin requirement will decrease as silver volumes are delivered throughout 2011.  As of July 31, 2011 approximately 290,000 ounces of silver have been delivered. This was a risk mitigation strategy to cover costs related to the redevelopment of the Coeur Mine while still providing upside on the remaining 80% of expected production. High volatility in the price of silver and uncertainty over the timing of future price movements during a period of mine development were important factors in this decision.

Developments to date in 2011

On March 31, 2011, U.S. Silver-Idaho completed the last of the financial obligations relative to the credit facility with Auramet Trading LLC. Year end reserves have once again increased in excess of production and have reached 21.9 million ounces of proven and probable silver reserves, an increase of 304,000 ounces after replacing production of 2.3 million ounces as detailed in the reserves and resources summary in Table 1-3 below. The exploration program continues to cost effectively add reserves at modest expenditure levels and the rate of reserve addition is expected to increase as the program is expanded in 2011. The Corporation has increased proven and probable reserves by 102% since 2005.

On April 14, 2011, U.S. Silver-Idaho approved an enhanced exploration budget to include a fourth and fifth underground drill shift and a 12,000 foot surface drill exploration program within the footprint of the existing land package.

On  April  29,  2011,  U.S.  Silver-Idaho  entered  into  a  three-year  extension  to  the  XCME  Smelter Agreement to process silver-copper concentrate from the Galena Mine.

On May 3, 2011, the Corporation filed an updated Technical Report dated April 15, 2011 entitled “Technical Report, Galena Mine Project, Shoshone County, Idaho”, which was prepared by Fred Barnard, PhD. and Steve Milne, P.E. of Chlumsky, Armbrust and Meyer, LLC, each of whom are “qualified persons” and “independent persons” within the meaning of NI 43-101 (see Description of the Business – Technical Report Summary).

On May 13, 2011, U.S. Silver-Idaho substantially completed the second phase of the Galena shaft repair project and initiated the third phase of the project which is focused on repairing the 3400 and 5200 level shaft pockets and installing new skips and cage arrangements in preparation of hoisting muck from the Galena shaft for the first time since the 1980’s.

On May 24, 2011, U.S. Silver-Idaho began an expansion project at the Osburn Tailings Impoundment which will provide tailings deposition capacity for 28 years at maximum plant capacity.

On June 1, 2011, the Corporation began negotiations with Teck Cominco with respect to the renewal, amendment and extension of the Teck Lead Contract for 2011.  As of the date hereof, all terms have been agreed and the contracts have been signed with an effective date of January 1, 2011.

On June 23, 2011, shareholders of the Corporation approved a special resolution authorizing the board of directors to implement a share consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares currently issued or authorized (the “Consolidation”).  In the event that the Consolidation would result in the issuance of a fractional share, no fractional share is to be issued and such fraction will be rounded down to the nearest whole number.  As of the date of this AIF, the Consolidation has not yet been implemented by the board of directors.  Upon Consolidation, the 308,872,717 Common Shares currently issued and outstanding as of the date of this AIF would be reduced to approximately 61,774,543 post-consolidation Common Shares.

On July 28, 2011, the Corporation issued a warrant acceleration notice to all warrant holders from a bought deal private placement that closed on September 29, 2010, subject to the terms, covenants, conditions and provisions of the September 29, 2010 warrant indenture.  The Corporation also issued an acceleration notice to all holders of broker options issued on September 29, 2010.   As the Common Shares have traded above CA$0.45 for 20 consecutive trading days since June 29, 2011, U.S. Silver provided notice to all such warrant and broker option holders that the warrants and broker options will expire at 5:00 pm (Toronto time) on August 29, 2011, being no less than 30 days following the date of the acceleration notice.  The Corporation originally issued 13,282,500 warrants exercisable at a price of CA$0.35 and 1,593,900 broker options exercisable at CA$0.26 as part of the bought deal private placement.

U.S. Silver-Idaho expects to complete a significant upgrade to the No. 3 Hoist electric drive and control system by the first quarter of 2012, thereby eliminating antiquated components and allowing for anticipated growth in the production profile of the mine.

DESCRIPTION OF THE BUSINESS

General

The Corporation, through its wholly owned subsidiaries, owns and administers the operating Galena Mine and Mill, the Coeur Mill and the non-operating Coeur Mine and the Caladay Project in the Coeur d’Alene Mining District in northern Idaho, with the Galena Mine being the second most prolific silver mine in United States history.

Collectively, the mines and properties total 14,000 acres of patented and unpatented mining claims of which 11,000 acres are contiguous.  They have a historical cumulative production of over 220 million ounces of silver and associated by-product metals of copper and lead over a modern production history of more than fifty years.

As of the date of this AIF, the Galena Mine and the associated Galena and Coeur Mills is the only mineral project material to the business of U.S. Silver.

Galena Mine and Mill

In  1995, a  joint venture company was created between ASARCO LLC and Coeur D'Alene Mines Corporation called Silver Valley Resources, which owned the Galena, Coeur and Caladay Mines. In 1999 Coeur d'Alene Mines Corporation purchased 100% of the assets of Silver Valley Resources and named the operation Coeur Silver Valley. This wholly owned subsidiary was purchased 100% by U.S. Silver in June 2006, for US$15 million.

The Corporation commenced production of silver-lead ore during the fourth quarter of 2007 and restarted the Coeur Mill to process the silver-lead ores. Development activities were focused on the exploration and development of the multiple areas where silver-lead ores were identified in historic workings or drill holes in the Galena Mine. Exploration and development activity produced silver-lead ores on the 2400, 3000, 3700 and 5200 levels by the end of 2008. Silver-lead ore is now being produced from all of these levels. With the activation of the second circuit in the Galena Mill, the silver-lead ore was processed there and the Coeur Mill was placed on care and maintenance since in January 2009.  In late March 2011, the ball mill in the second circuit failed and the Coeur Mill was restarted. It remains in operation today.

The rehabilitation of the Galena shaft began in 2007. Two separate ground failures in the Galena shaft in 1999 and 2000 resulted in the inability to use the shaft from the 2400 level to the 3200 level. The repair was stopped in mid-January, 2009, as part of an effort to conserve cash. As a result of the of the successful completion of the equity offering of July 16, 2009, the repair of the Galena shaft resumed on July 27, 2009.

The Galena shaft rehabilitation was substantially completed in March 2010. There are now 830 vertical feet of concrete shaft that will require minimal maintenance in the future. Completion also provides direct access to the 3400 level and allows for the resumption of mining in the higher-grade stopes above that level.

The repaired shaft will initially be used for hoisting men and materials. This will significantly increase time available for ore and waste hoisting in the No. 3 shaft and enhances access to a number of key silver- lead and silver-copper resources in the upper levels of the mine.  New ore skips have been ordered and by the end of 2011, we will be able to hoist ore and waste up the Galena shaft, something that has not been done since 1990.

Coeur Mine and Mill

The Coeur Mine was originally a production mine from 1969-1998. In 2007, the Corporation decided to reactivate the Coeur Mill to process lead-silver ore produced at the Galena Mine. To achieve this, the Corporation rehabilitated the 3400 level of the Coeur Mine (the 3700 level of the Galena Mine) haulage way connecting the Galena Mine to the Coeur shaft, a distance of about 1.5 miles. The reconditioning effort involved ground support and installation of new rail and utilities as well as moving the primary ventilation fans. The Coeur Mill was also reconditioned and commissioned in early September 2007. The Coeur Mill ran until January 2009, when it was placed on care and maintenance after the second circuit in the Galena Mill was activated.  The Coeur Mill was reactivated in April 2009 and has run continuously since then.

The Corporation continues to plan for the re-development of the Coeur Mine and has prepared initial development, mining and exploration plans. The funds raised in the September 29, 2010 bought deal private placement have in part been allocated to the redevelopment of the Coeur Mine. Additional exploration drilling to better define the resource and optimize the development program have commenced. U.S. Silver completed 4,022 feet of diamond drilling at the Coeur Mine in May, June and July of 2011, and the drilling continues. Drilling has been focused upon validating resource blocks local to the 3400 level, 425 vein as applicable to prefeasibility. All drill hole penetrations within the outlined resource blocks proved positive. Additional, sub-track resources have been defined with subsequent adjacent exploration drilling. Re-evaluation of the resource blocks with the updated drilling results is currently being conducted. Expected costs of re-development are US$7 million, and expected annual production once the mine is fully operational is expected to be 500,000 ounces of silver. The ore volumes can be easily accommodated within existing milling capacity.

Caladay Mine

The Corporation is reviewing available data on the Caladay exploration property. The Caladay Mine adjoins the producing Galena Mine to the east. The Caladay shaft lies approximately 7,300 feet southeast of the Galena Mine's No. 3 shaft. The two mines are interconnected on the 4900 foot level of the Galena Mine.

In the early 1980's, a joint venture between Day Mines, Inc., Callahan Mining Corp., and ASARCO LLC spent approximately US$32.5 million on the Caladay property to construct surface facilities, a 5,100 foot deep shaft, and limited underground workings to explore the property.

The historical underground exploration program undertaken in the late 1980's included 94 drill holes and identified silver-copper and silver-lead mineralization. There is a significant historical resource in this zone based on the 94 drill holes, which is not currently compliant with NI 43-101. This historical drill program was designed to extend the "Silver Belt" of the Coeur d'Alene District further east by delineating the down plunge extensions from the Galena Mine. Exploration was curtailed in 1989 due to the softening of the metals markets. As a result, exploration on the property remains incomplete. The Corporation's review of the historic data has identified a large zone of apparent mineralization. This zone may extend into the Galena Mine, as evidenced by historic drilling within the Galena Mine. As budgets allow, additional drilling will be done to test the zone of apparent mineralization.

The Caladay facilities benefit the Galena Mine operations through improved ventilation, possible additional ore and waste hoisting capacity, and as a potential secondary escape way. The Corporation has maintained the hoist and with installation of new hoist ropes, which have been purchased, the shaft would be fully functional.

Technical Report Summary

The information regarding the Galena Mine and the associated Galena and Coeur Mills set forth below is derived substantially from the summary set out in the “Technical Report, Galena Mine Project, Shoshone County, Idaho”, dated April 15, 2011 (the “Technical Report”) and prepared in accordance with NI 43-

101, by Fred Barnard PhD., Calif. Professional Geologist and Steve Milne P.E. of Chlumsky, Armbrust & Meyer, LLC.  Mr. Fred Barnard, a “qualified person” for the purposes of NI 43-101, has reviewed the disclosure of technical information in this AIF.   The full Technical Report is available under the Corporation’s profile on SEDAR at www.sedar.com.  Defined terms and abbreviations used under the heading “Technical Report Summary” and not otherwise defined have the meanings attributed to them in the Technical Report.

The Technical Report updates the Corporation’s five previous technical reports, the second most recent of which is dated April 13, 2010, entitled “Technical Report, Galena Mine Project, Shoshone County, Idaho” and was prepared by Fred Barnard, PhD. and Steve Milne, P.E. of Chlumsky, Armbrust and Meyer, LLC, each of whom are each “qualified persons” and “independent persons” within the meaning of NI 43-101. The third most recent report is dated April 9, 2009 entitled “Galena Mine Shoshone County, Idaho, Technical Report, April 9, 2009” and was prepared by Daniel H. Hussey, CPG, AIPG, Manager of Exploration, U.S. Silver-Idaho.  The fourth most recent report dated June 26, 2008 entitled “Galena Mine, Shoshone County, Idaho, Technical Report, June 26, 2008” and was prepared by Daniel H. Hussey, CPG, AIPG, Manager of Exploration, U.S. Silver-Idaho and the fifth most recent of which is dated June 4, 2007 entitled “Galena Mine, Shoshone County, Idaho, Technical Report, June 4, 2007” and was prepared by Daniel H. Hussey, CPG, AIPG, Manager of Exploration, U.S. Silver-Idaho. The Corporation’s first technical report on the Galena Mine is dated November 17, 2006 entitled “Technical Report, Galena Mine Project, Idaho, USA, November 17, 2006” and was prepared by Fred Barnard, PhD., Robert L. Sandefur, P.E. and Steve Milne, P.E. of Chlumsky, Armbrust and Meyer, LLC, each of whom are each “qualified persons” and “independent persons” within the meaning of NI 43-101. All such prior technical reports on the Galena Mine and Mill are available under the Corporation’s profile on SEDAR at www.sedar.com.

Scope

Chlumsky, Armbrust and Meyer LLC (“CAM”) prepared a revised Technical Report on the mineral resources and reserves at the Galena silver-copper-lead mine operation located near Wallace, Idaho. The report was prepared for, and with the cooperation of, U.S. Silver. Both authors of the Technical Report visited the Galena Mine Project on March 17 and 18, 2011.

The  effective  date  of  the  mineral  resources and  reserves  is  December 31,  2010.  The  report  is  in compliance with Canadian National Instrument 43-101. The purpose of the report is to provide an independent review of the mineral resources and reserves, at a time when the estimation process by U.S. Silver has been enhanced by several significant upgrades to the estimation methodology.

Property Description and Ownership

The Galena Project is located in the Coeur d’Alene Mining District in Shoshone County, Idaho, a prolific silver-producing district of long standing. The mine project consists of the operating Galena Mine with two shafts, the non-operating Coeur Mine with active haulage and hoisting, and an adjacent exploration property with one shaft, the Caladay property. Mills operate at the Galena and Coeur Mines. The property covers 10,931 contiguous acres, over an area about 9 miles long east to west, and 2 miles wide north to south. The Galena shaft is located near the center of the property and lies at 47o28’39” N latitude and 115o58’01” W longitude, with a collar elevation of 3,042 feet above sea level.

The property is located two miles west of the town of Wallace in the heart of the Coeur d’Alene Mining district, in Northern Idaho. Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east. The property is about 1 mile south of Interstate Highway I-90.

U.S. Silver, a Canadian public company, owns 100 percent of United States Silver, Inc. a Delaware corporation, which in turn owns 100 percent of U.S. Silver-Idaho, Inc., also a Delaware corporation, which owns the subject properties. In this excerpt of the Technical Report, "U.S. Silver" may refer to any or all of the three mentioned companies. U.S. Silver purchased the Galena Mine property on June 1, 2006 from Coeur d’Alene Mines Corporation, which operated the Galena Mine at that time.

U.S. Silver’s land position is a combination of patented, unpatented and fee lands that are owned or leased by U.S. Silver. U.S. Silver owns 1,061 acres of fee ground, 146 patented claims totaling 2,250 acres, and 178 unpatented claims totaling 2,820 acres. All properties are in good standing with respect to title and current taxes. The leases were initiated in 1996 through 1998 and are all 20 year leases, without back-in clauses. Net smelter return royalty agreements exist on some leased properties, but no production prior to 2011 has been realized on any of the leased claims, and none is likely in the near future.

Physiography and Infrastructure

The Coeur d’Alene district lies in the Bitterroot Mountains, a part of the Northern Rocky Mountains. The Galena area is one of high relief and rugged terrain, with many slopes at angles of 30 percent or greater. Valley flats are restricted to the main stream and the lower reaches of some major tributaries; in only a few places do the flats exceed half a mile in width. Ridge crests range in altitude from 6,000 to 7,000 feet. Thus the maximum relief between valley floors and adjacent ridge crests and peaks ranges from 3,000 to 4,000 feet. The climate of the Coeur d’Alene district is strongly seasonal with warm summers and rigorous winters.

U.S. Silver’s land position lies along and immediately south of the main freeway through the area, I-90. All the centers of population and U.S. Silver’s property are accessible by main highways, hard surfaced roads or well-graded gravel roads.

U.S. Silver has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. Personnel are sourced from nearby population centers. U.S. Silver has the necessary processing facilities and holds sufficient surface rights to conduct operations. The Coeur Mine and Caladay shaft are connected to the Galena Mine by underground workings.

Geology and Mineralization

The Galena Project and most other ore deposits of the Coeur d’Alene Mining District are hosted by metamorphosed Precambrian sedimentary rocks of Revett Formation, part of the Belt Supergroup. The strata are composed primarily of fine-grained quartz and original clay (now metamorphosed to fine-grained white mica, or sericite). Three major rock types are generally recognized; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand, siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite, which contains intermediate proportions of quartz and sericite.

Mineralization at the U.S. Silver property occurs in steeply dipping fissure-filling veins. The veins cut the Revett Formation, occurring on and are found along four major fracture systems and three major faults. The veins generally strike east-west and northeast-southwest, and range in thickness from a few inches to over fifteen feet. In the Galena Mine alone, tabulated mineral resources or reserves occur in more than 100 numbered or named veins, with several more in the Coeur Mine.

The vein mineralization is of two distinct types: silver-copper veins containing tetrahedrite and lesser chalcopyrite as the principal economic minerals; and silver-lead veins dominated by argentiferous galena. Gangues in both types are mainly siderite, with varying amounts of pyrite and quartz. Grades of the silver-copper veins range from a few ounces to over a thousand ounces of silver per ton, and since 1953 have averaged over 20 opt Ag. Copper grades range from tenths of a percent to over two percent and since 1953 have averaged 0.76% Cu. Grades of the silver-lead ores average approximately 9 opt Ag, and 10% Pb. Wallrocks are rarely mineralized, except where intersected by narrow veins or stringers.

Exploration and Data Compilation

Exploration at the Galena Mine during 2010 included 49,374 feet of underground diamond drilling, and 6,546 feet of exploration and development drifting. During 2009, 13,669 feet of underground diamond drilling, and 6,851 feet of exploration and development drifting were completed.

The Galena Mine had 2,092 diamond drillholes completed as of 31 December 2010. Down-hole surveys are attempted on all diamond drillholes. The primary survey tool is a REFLEX EZ-AQ electronic multi- shot down-hole survey instrument. The database contains 33,505 samples with assay values from the diamond drillholes. The database also includes 13,666 channel sample locations with 30,851 individual samples.

U.S.  Silver’s samples are  analyzed by  American Analytical Services, in  independent laboratory in Osburn, Idaho, for silver, copper and lead by AA (atomic absorption), and as needed for other elements. Higher-grade samples are re-assayed for silver by fire assay with gravimetric finish.

The independent laboratory (American Analytical Services), which assays most of U.S. Silver’s exploration and production samples, became ISO-certified during 2010, and provides adequate assays.

Records of exploration at the Galena Mine, dating back to the 1950’s, are on file at the mine office. Since 2000, data-handling protocols have been electronic, including an Access database, AutoCAD drafting software and Gemcom deposit modeling software.

CAM has reviewed the exploration sampling, preparation, and assaying practices at Galena, and is satisfied that the results are more than adequate for a database to be used in estimation of mineral resources and reserves.

Reserve and Resource Estimation

The mineral resource and reserve estimation at the Galena Mine Project was initially developed by the Galena Mine staff, including Harry Lenhard, Senior Geologist and Daniel H. Hussey, Manager of Exploration for U.S. Silver, who had prepared several ore-reserve updates for the Galena Project (Hussey, 2007, 2008, 2009). CAM reviewed the annual resource and reserve estimates in 2006, 2010, and now in 2011. Steve Milne, P.E. of CAM, a Qualified Person, reviewed the database and methodology.

The estimates herein were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on Dec 11, 2005. They incorporate assay results and geologic interpretations available through December 31, 2010, and reflect the removal of ore prior to that date.

The estimates use life-of-mine average prices at US$16.00 per ounce for silver, US$2.90 per pound for copper, and US$0.90 per pound for lead. These figures are somewhat below the 36-month historical average prices, and below the 60-month (36 month historical, plus 24 month futures) prices as of year-end 2010. No credit was taken for gold or any other metals in the cutoff grade calculation. Revenues were adjusted for recoveries. Overhead costs were proportioned against all the potential mine blocks. The cutoff grade was calculated from known costs and the NSR value of each resource block, using the cited silver and copper values in silver-copper veins, the silver and lead values in silver-lead veins, and known mill recoveries and smelter settlements.

Resources and reserves are estimated using the “accumulation” method, an accepted standard for calculating resources in narrow vein-type deposits which has been used for 50 years at the Galena Mine. Kriging was formerly used on a few of the major veins, but since 2007 all veins are estimated using accumulation. The method calculates the metal content of an area by using the product of the vein thickness times the length of influence of the sample (channel or drillhole), times the corresponding diluted grade value. The quantity of metal associated with each sample is proportional to the sample thickness, length of influence, and the grade. The length of influence is generally one half the distance to adjacent samples. The volume of each ore block is determined by multiplying the average length of the block by the average height of the block by the average diluted thickness of the ore, and dividing by the tonnage factor.

During 2010, about 700 bulk-density measurements were made on new drill core and samples from active faces. Based on these bulk-density measurements, the tonnage factors were revised this year. Bulk-density measurements will continue to be made during 2011. Newly determined tonnage factors range from 8.5 cubic feet per ton to 10.0 cubic feet per ton depending on the vein, the amount of siderite, tetrahedrite and galena present and the amount of barren dilution included. In nearly all cases the tonnage factor increased, thereby decreasing the overall tonnage by about 8%, before the application of other factors, which include depletion by mining, addition of reserves by exploration and development, and new factors for dilution during mining.

U.S. Silver calculates reserves on a fully-diluted basis. The channel-samples calculations are corrected to the expected as-built widths, based on the mining method, ground conditions, and miner skills. The year- end 2010 reserves and the 2011 Life-of-Mine (“LOM”) are based on full expected dilution.

Mineral resources are calculated on basis of the optimal mining width (i.e. not fully-diluted), since the expected full dilution will depend upon the mining method, ground conditions, miner skills, and other factors which are determined only during development and re-classification of the resources as reserves.

The mining methods applied at the Galena Mine result in a very high ore recovery; therefore no ore loss is assumed or calculated.

CAM has reviewed the resources and reserves presented below in Tables 1-1, 1-2 and 1-3, and finds them to have been developed using acceptable CIM standards and NI-43-101 rules, thus accurately portraying the mineral inventory at the Galena Project, using the metals prices and process recoveries presented above. Further tabulation by individual veins is shown in Section 17 of the Technical Report.

Resources do not include material classified as reserves. The Coeur Mine contains some resources, but since the Coeur Mine is not currently habilitated for mining, none of the material there is classed as reserves.

No material from the Caladay deposit is included in the current resources or reserves.

Tables 1-1, 1-2, and 1-3 show the mineral reserves, measured and indicated resources, and inferred resources, respectively.

Table 1-1 Proven and Probable Reserves by Ore type – December 31, 2010
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Silver-Copper Veins
Proven Reserves	509,300	8,015,000	157.74	2,610	0.51%	--	--
Probable Reserves	556,800	9,836,200	17.67	2,910	0.52%	--	--
Total Silver-Copper Veins	1,066,100	17,851,200	16.74	5,520	0.52%	--	--
Silver-Lead Veins
Proven Reserves	219,200	1,661,700	7.58	--	--	18,840	8.59%
Probable Reserves	330,400	2,395,500	7.25	--	--	23,950	7.25%
Total Silver-Lead Veins	549,600	4,057,200	7.38	--	--	42,790	7.79%
Total Reserves	1,615,700	21,908,400	13.56	5,520	0.52%	42,790	7.79%
* Copper and lead values refer to only their respective vein types, not combined totals.

Table 1-2 Measured and Indicated Resources by Ore Type – December 31, 2010 EXCLUSIVE OF RESERVES
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Silver-Copper Veins
Measured Resources	124,600	1,871,500	15.02	690	0.55%	--	--
Indicated Resources	364,800	6,148,800	16.85	1,680	0.46%	--	--
Total Silver-Copper Veins	489,400	8,020,300	16.39	2,380	0.49%	--	--
Silver-Lead Veins
Measured Resources	27,400	223,400	8.15	--	--	2,360	8.61%
Indicated Resources	43,800	498,300	11.38	--	--	4,910	11.21%
Total Silver-Lead Veins	71,200	721,700	10.14	--	--	7,270	10.21%
Total M&I Resource	560,600	8,742,000	15.59	2,380	0.49%	7,270	10.21%
* Copper and lead values refer to only their respective vein types, not combined totals of both vein types.

Table 1-3 Inferred Resources by Ore Type – December 31, 2010
Vein Type	Short Tons	Silver		Copper		Lead
		Ounces	Ag opt	Tons	Grade	Tons	Grade
Total Silver-Copper Veins	480,000	8,965,400	18.68	2,710	0.56%	--	--
Total Silver-Lead Veins	546,300	4,743,400	8.68	--	--	51,600	9.45%
Total Inferred Resource	1,026,300	13,708,800	13.36	2,710	0.56%	51,600	9.45%
* Copper and lead values refer to only their respective vein types, not combined totals.

Year-end 2010 is the first year since 2006 that U.S. Silver has attempted to reconcile mill feed versus mining of reserves and resource blocks. For the year 2010, the reconciliation was not able to capture all production by stope/heading; thus it is not a true comparison of reserve/resource estimates to actual production. Reconciliations for tonnages and grade of reserve/resource blocks to mill are being initiated during 2011. The 2010 reconciliation shows that the silver-lead ore was mined nearly according to plan. Silver-copper ore yielded 14% fewer ounces Ag than programmed, due to lower tonnage and lower grade. Several sources have been identified of lower-grade material sent to the mill. CAM is of the opinion that the reconciliation derived above is a good start toward a rigorous comparison of block/shape model to actual muck.   The results show an acceptable closure, considering the nature of underground mining during periods of sharply rising prices, and the performance of other underground silver mines in the United States.

Development and Operations

The Galena Mine operated from 1887 to 1953 by mining galena-dominated ores. In 1953, the tetrahedrite- dominated Silver Vein was discovered on the 3000 level, and mining of silver-copper ores has been the main source of production since. The Coeur Mine was first developed in 1963, but has been inactive since
1997.

The Coeur and Galena Mines are accessible by three shafts with the deepest shaft extending to 5,825 feet below the surface at the Galena Mine. Level development has occurred on 10 levels at the Coeur and 13 levels at the Galena Mine. Level development is spaced 200 or 300 vertical feet apart. Level development was previously conducted by track drifting and rail haulage, but since 1999 five areas were developed in the Galena Mine for rubber-tired diesel equipment. Lateral track drifts extend for thousands of feet out in an east to west direction from the shafts. The levels provide access to the over 100 veins that are producing or have produced in the past.

Mine production for the year 2011 is planned at 200,000 tons of combined silver-copper and silver-lead ore, producing as recovered metals from the mill 2,520,000 ounces of silver, 509 tons of copper and 3,345 tons of lead. Utilizing a production rate of about 2.7 million ounces per year, the current ore reserves would be depleted by the end of 2018 if no new ore is found, or upgraded from resource to reserves. Table 1-4 lists a schedule of production for 2011 through 2018 assuming a rate of about 2.7 million ounces per year. The trivial differences between totals in Tables 1-1 and 1-4 are due to rounding.

Table 1-4 Mine Production Schedule, 2011-2018
Year	2011	2012	2013	2014	2015	2016	2017	2018	Total
Ag/Cu tons Ore	150,000	165,000	125,184	125,184	125,183	125,183	125,183	125,183	1,066,100
Ag grade (opt)	14.74	15.07	17.51	17.51	17.51	17.51	17.51	17.51	16.74
Cu grade (%)	0.35	0.36	0.59	0.59	0.59	0.59	0.59	0.59	0.52
Ag ounces	2,211,000	2,486,550	2,191,972	2,191,972	2,191,954	2,191,954	2,191,954	2,191,954	1,784,931
Cu Tons	525	594	739	739	739	739	739	739	5,550

Ag/Pb tons Ore	50,000	42,000	76,267	76,267	76,267	76,267	76,266	76,266	549,600
Ag grade (opt)	7.74	7.74	7.31	7.31	7.31	7.31	7.31	7.31	7.38
Pb grade (%)	7.32	8.47	7.77	7.77	7.77	7.77	7.77	7.77	7.79
Ag ounces	387,000	325,080	557,512	557,512	557,512	557,512	557,504	557,504	4,057,136
Pb Tons	3,660	3,557	5,926	5,926	5,926	5,926	5,926	5,926	42,773

Total Tons Ore	200,000	207,000	201,451	201,451	201,450	201,450	201,449	201,449	1,615,700
Ounces of Ag	2,598,000	2,811,630	2,749,484	2,749,484	2,749,466	2,749,466	2,749,459	2,749,459	21,906,447
Cu Tons	525	594	739	739	739	739	739	739	5,550
Pb Tons	3,660	3,557	5,926	5,926	5,926	5,926	5,926	5,926	42,773
Ag Grade (opt)	12.99	13.58	13.65	13.65	13.65	13.65	13.65	13.65	13.56

U.S. Silver’s underground exploration and development program is designed to systematically upgrade resources to reserves as well as to discover new resources. It is the nature of deep, narrow vein mining to carry a relatively short reserve life and to continually develop new reserves. The production schedule presented in Table 1-4 is one possible way in which the current ore reserve could be mined over the next eight years. These plans are continually revised as conditions, including metals prices, change and as new ore is discovered and developed.

The Galena Mine operation has historically produced a silver-copper flotation concentrate from tetrahedrite ore, as well as a silver-lead concentrate from galena ore. Until late 2007 the mine had not produced silver-lead concentrate for several years. In September 2007 the 500 ton-per-day Coeur Mill was restarted to process silver-lead ore from the Galena Mine. The main Galena Mill 600 ton-per-day circuit treats silver-copper ores, while the Galena Mill 300 ton-per-day circuit is currently idle, but could be used for either silver-copper ore or silver-lead ore.

Copper-silver concentrates are processed by Xstrata in Quebec, while silver-lead concentrates are processed at the Teck-Cominco smelter at Trail, British Columbia. Smelting contracts are typical for the North American mining industry.

Standard cash-flow calculations were run on this mine plan, using Base Case prices of US$16.00 per ounce silver, US$2.90 per pound for copper, and US$0.90 per pound for lead. These prices are slightly below the 3-year historical averages. In addition, operating costs and metals grades were raised and lowered by 10 percent to indicate their effect on the cash flow.

The NPV (“Net Present Value”) for the Base Case is US$48,648,699 cash flow, discounted at 8%. The payback period is less than 2 years for the base case and slightly greater than 3 years when all metal grades, or all metal prices, are reduced by 10%.

Conclusions and Recommendations

U.S.  Silver  is  well  along  in  a  program  of  upgrading the  quality  of  data  capture,  resource/reserve estimation, and mine planning at the Galena Project, which is a continuing, profitable operation. CAM concludes that the mineral resources and reserve estimates for the Galena Project conform to NI-43-101 norms.

During 2010, the following steps were taken to refine several of the inputs to mineral estimation:

•	The tonnage factors (bulk densities) used to estimate tonnages were replaced with new measurements on core and hand specimens.

•	The accuracy of assays at American Analytical Services has shown some improvement, and the lab has become ISO-certified.

•
The mine staff has designed a new method of calculating dilution for reserve estimation, which reflects the actual mining experience during the past few years. The reserves are fully diluted, in accordance with CIM definitions.

•
A first approximation has been made of a reconciliation between reserve/resource tonnages and grades, and ore delivered to the two mills. Due to the complexity of the vein system, and operational constraints, the reconciliation did not close precisely, but it is expected that with the new mineral-accounting procedures fully in place, the reconciliation will be much closer in future quarters and years.

CAM recommends the following actions during 2011, with respect to mineral resource and reserve estimation, and mine planning:

•
The new system of collecting density (tonnage-factor) data should continue, with the addition of metal assays for samples in the density database. The objective is to find correlations between density and metal assays, especially Cu and Pb.

•
As detailed in Section 21 of the Technical Report, close attention should be paid to the continuing performance of AAS with respect to the commercial ore standards. Blank samples should be analyzed for silver at the ppm level by ICP, as well as by fire assay, and another referee laboratory should be used in addition to ACT Labs, to resolve the source of bias in check assays.

•
The reconciliation of resource/reserve blocks to mill feed should be extended to account for ore tons, and for silver, copper, and lead metal. Ideally this should be compiled on a quarterly and annual basis, and ideally with closures of less than 10%.

•
The exploration and development program in the mine should be continued, to systematically discover and upgrade resources to replace mined reserves. The 2011 exploration program budget is for 65,000 feet of underground diamond drilling. Exploration and development should focus on silver-copper ore rather than silver-lead ore, as the silver-copper ores are more valuable on a per- ton basis.

•
The exploration and development program in the mine should be continued to systematically discover  and  upgrade  resources  to  replace  mined  reserves.  Additional  capital  needs  to  be expended on underground exploration and development to assure sufficient working places in the mine to allow the budgeted tonnage projections to be met. U.S. Silver's 2011 exploration program budget is for 65,000 feet of underground diamond drilling. Exploration should focus on silver-copper ore rather than silver-lead ore, as the silver-copper ores are more valuable on a per-ton basis.

•	The above recommendations can readily be accommodated within the capital and operating budgets for mine operations during 2011.

Risk Factors

The business of the Corporation is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Corporation available under the Corporation’s profile on SEDAR at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Corporation.

Current Global Financial and Economic Conditions

Current global financial and economic conditions remain extremely volatile following the 2009 financial crisis. Several major international financial institutions and other large, international enterprises either filed for bankruptcy or were actively rescued by governmental intervention at that time and access to public and private capital and financing continues to be negatively impacted. Such factors may impact the Corporation’s ability to obtain financing in the future on favourable terms. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market turmoil continue, the Corporation’s operations and financial condition could be adversely impacted.

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Corporation’s revenue is derived from the sale of silver ore concentrate and by- products of copper and lead. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Corporation’s results of operations and profitability. If the Corporation experiences low silver, copper and lead prices it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Corporation’s business.

The market price for silver, lead and copper continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the US dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Corporation) is impossible to predict with any degree of accuracy, and as such, the Corporation can provide no assurances that it can effectively manage such factors. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver prices may materially adversely affect the Corporation’s financial performance or results of operations. The world market price of silver has fluctuated during the last several years. Historically, based on the historical London Silver Spot price, prices for silver ranged from a low of US$11.67 to a high of US$15.82 per ounce in 2007, a low of US$8.80 to a high of US$20.92 per ounce in 2008, a low of US$10.51 to a high of US$19.18 in 2009 and a low of US$15.14 and a high of US$30.70 in 2010. Silver has averaged US$34.92 in the first half of 2011 and it is currently trading in the US$40.00 range.   Declining market prices for silver and other metals could have a material adverse effect on the Corporation’s results of operations and profitability. If the market price of silver falls significantly from its current levels, the operation of the Corporation’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. At current price levels the Corporation is profitable and the mining operations are economic.

If the price of silver is depressed for a sustained period and net losses accumulate, the Corporation may be forced to suspend some or all of its mining until the price increases, and record asset impairment write- downs. Any lost revenues, continued or increased net losses or asset impairment write-downs would adversely affect the Corporation’s results of operations.

Operational Risks

Substantial risks are associated with mining and milling operations. The Corporation’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Corporation will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Corporation can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Ore Reserves and Development

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves may not be realized in actual production. The Corporation’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Corporation to make assumptions about production costs and the market price of silver. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Corporation encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Corporation’s actual production and operating results.

Significant investment risks and operational costs are associated with the Corporation’s exploration, development and mining activities. These risks and costs may result in lower economic returns and may have a material adverse effect on the Corporation’s business.

The Corporation’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive feasibility studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Corporation.

The Corporation’s production of silver may decline due to a wide range of unpredictable operating problems, weather related problems, or equipment failures, reducing revenues and having a material adverse effect on its operating results.

The Corporation’s future silver production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Corporation’s business strategy to conduct silver exploratory activities at the Corporation’s existing mining operations as well as at new exploratory projects, and to acquire silver mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Corporation can provide no assurance that its future silver production will not decline. Accordingly, the Corporation’s revenues from the sale of silver may decline, which may have a material adverse effect on its results of operations.

Government Regulation and Environmental Compliance

The Corporation is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Corporation’s business.

The Corporation’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Corporation’s business. Although these laws and regulations have never required the Corporation to close any mine, the costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Corporation’s operations and delays in the development of the Corporation’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Corporation’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Corporation’s operations. Although the Corporation believes it is in substantial compliance with applicable laws and regulations, the Corporation can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Corporation’s business, financial condition or results of operations.

Some of the Corporation’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (“EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (“RCRA”). If the EPA designates these wastes as hazardous under RCRA, the Corporation would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. Additional regulations or requirements are also imposed upon the Corporation’s tailings and waste disposal areas in Idaho under the federal Clean Water Act (“CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Corporation’s operations.

In the context of environmental permits, including the approval of reclamation plans, the Corporation must comply with standards and regulations, which entail significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Corporation’s operations.

In the ordinary course of business, the Corporation is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a  complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Corporation’s efforts to obtain or renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. The Corporation may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed  what  the  Corporation  believes  it  can  recover  from  the  property  once  in  production.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Corporation’s operations and profitability.

Employee Recruitment, Retention, Pension Funding and Labour Relations

Recruiting and retaining qualified personnel is critical to the Corporation’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Corporation’s business activity grows, the Corporation will require additional key executive, financial, operational, administrative and mining personnel. Although the Corporation believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Corporation is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Corporation’s results of operations and profitability.

The Corporation may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The current collective bargaining agreement, effective through March 14, 2014, was ratified by the Galena workforce on July 18, 2011.

The recent declines in the equity markets and other financial impacts have affected the Corporation’s costs and liquidity through increased requirements to fund the Corporation’s defined benefit pension plans for its employees. There can be no assurance that financial markets will recover in the future with the effect of causing a corresponding reduction in the Corporation’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Corporation intends to continue to fund its pension plan for hourly and salary employees of the Corporation pursuant to all relevant regulatory requirements.

Mining Property and Title Risks

Third parties may dispute the Corporation’s unpatented mining claims, which could result in losses affecting the Corporation’s business. The validity of unpatented mining claims, which constitute a significant portion of the Corporation’s property holdings in Idaho, is often uncertain and may be contested. Although the Corporation has attempted to acquire satisfactory title to undeveloped properties, the Corporation, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Corporation’s mining claims could result in litigation, insurance claims, and potential losses affecting the Corporation’s business.

The validity of mining or exploration titles or claims, which constitute most of the Corporation’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. The Corporation has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Corporation’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Competition

Competition in the mining sector is intense. Mines have limited lives and as a result, the Corporation may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Corporation would consider conducting exploration and/or production activities. Because the Corporation faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Corporation may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Corporation’s ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential. As a result, there can be no assurance that the Corporation’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Corporation’s products are sold) against the Canadian dollar (used to pay certain corporate costs), could have a significant effect on the Corporation’s results of operations. The Corporation may engage in hedging activities in connection with foreign currency requirements in order to minimize the effect of strengthening of foreign currencies on U.S. Silver’s operating results.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Corporation will be able to obtain adequate funding or that the terms of such financing will be favourable. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Corporation has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

DIVIDENDS

The Corporation has not, since its incorporation, paid any dividends on any of its Common Shares and it is not contemplated that any dividends will be declared on the Common Shares in the immediate or foreseeable future. The directors of the Corporation will determine any future dividend policy on the basis of earnings, the Corporation’s financial position and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares. As of the date of this AIF, 308,872,171 Common Shares were issued and outstanding.  The following tables summarize the options and warrants outstanding as of the date of this AIF.

The holders of Common Shares are entitled to dividends as and when declared by the board of directors, to receive notice of and one vote per Common Share at meetings of the shareholders of the Corporation and upon liquidation, to share equally in such assets of the Corporation as are distributable to the holders of Common Shares.

Options Summary Chart

			Outstanding		Exercisable
Exercise Price (CA$)	Options Outstanding	Expiry Date	Weighted Average Remaining Life (Years)	Weighted Average Price (CA$)	Options Exercisable	Weighted Average Price (CA$)
0.10	1,090,000	Nov. 2013	2.1	0.10	1,090,000	0.10
0.13	1,545,010	Oct. 2014	3.0	0.13	208,332	0.13
0.13	1,200,000	July 2014	2.8	0.13	1,200,000	0.13
0.14	400,000	Mar. 2014	2.5	0.14	400,000	0.14
0.15	1,500,000	Feb. 2014	2.4	0.15	1,000,000	0.15
0.18	200,000	Dec. 2014	3.3	0.18	200,000	0.18
0.225	4,752,514	June 2015	3.7	0.225	3,009,152	0.225
0.235	33,334	Aug. 2015	3.9	0.235	16,666	0.235
0.40	1,190,000	Dec. 2011	0.3	0.40	1,190,000	0.40
0.40	250,000	Jul. 2013	2.0	0.40	250,000	0.40
0.53	6,190,000	Jun. 2016	4.7	0.53	0	0.53
0.54	1,133,334	May 2016	4.6	0.54	333,333	0.54
0.65	350,000	Sept 2016	5.0	0.65	350,000	0.65
0.73	660,000	Aug. 2012	0.9	0.73	660,000	0.73
0.75	300,000	Mar. 2012	0.4	0.75	300,000	0.75
0.79	200,000	Mar. 2013	1.5	0.79	200,000	0.79
0.81	780,000	Nov. 2012	1.1	0.81	780,000	0.81
1.19	1,000,000	May 2012	0.6	1.19	1,000,000	1.19
	22,774,192				12,187,483

Warrants Summary Chart

Number of	Exercise Price
Warrants	(CA$)	Warrant Type	Issuance Date	Expiry Date	Fair Value (CA$)
10,771,641	0.155	Investor	July 2009	July 16, 2014	294,296

MARKET FOR SECURITIES

The Common Shares are traded on the Exchange under the symbol USA. The closing price of the Common Shares on the Exchange on September 26, 2011 was CA$0.53.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the Exchange during the periods indicated:

Period	High (CA$)	Low (CA$)	Total Volume
January 2010	0.195	0.165	18,691,062
February 2010	0.18	0.15	7,204,151
March 2010	0.18	0.15	6,781,696
April 2010	0.195	0.16	10,922,432
May 2010	0.265	0.165	18,940,812
June 2010	0.245	0.20	11,231,477
July 2010	0.23	0.185	9,476,316
August 2010	0.26	0.19	6,911,451
September 2010	0.385	0.255	35,601,034
October 2010	0.59	0.36	41,082,489
November 2010	0.83	0.465	45,860,173
December 2010	0.73	0.485	26,217,616
January 2011	0.63	0.44	16,353,069
February 2011	0.66	0.47	22,114,324
March 2011	0.74	0.54	35,330,252
April 2011	0.83	0.63	27,275,189
May 2011	0.66	0.46	17,480,384
June 2011	0.59	0.44	11,319,652
July 2011	0.69	0.495	11,915,991
August 2011	0.72	0.51	19,493,201
September 1-26	0.73	0.53	17,218,514

The warrants are traded on the Exchange under the symbol USA.WT.  The closing price of the warrants on the Exchange on September 26, 2011 was CA$0.37.

The following sets forth the high and low market prices and the volume of the warrants traded on the Exchange during the periods indicated:

Period	High (CA$)	Low (CA$)	Total Volume
January 2010	0.15	0.125	254,800
February 2010	0.15	0.10	329,280
March 2010	0.14	0.10	219,300
April 2010	0.155	0.12	86,500
May 2010	0.195	0.125	150,500
June 2010	0.16	0.105	109,000
July 2010	0.20	0.10	3,644,200
August 2010	0.22	0.14	122,089
September 2010	0.33	0.195	506,500
October 2010	0.42	0.27	1,281,851
November 2010	0.70	0.38	1,606,920
December 2010	0.56	0.415	1,169,455
January 2011	0.52	0.36	1,243,810
February 2011	0.65	0.38	121,770
March 2011	0.61	0.40	397,350
April 2011	0.69	0.49	331,930
May 2011	0.60	0.40	165,840
June 2011	0.50	0.31	191,995
July 2011	0.52	0.40	208,499
August 2011	0.58	0.39	836,600
September 1-26	0.60	0.37	269,150

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table, among other things, sets forth the name, place of residence, position held with the Corporation, principal occupation and approximate number of Common Shares of the Corporation beneficially owned, controlled or directed, directly or indirectly, by each person who is a director or an executive officer of the Corporation as of the date hereof. The statement as to the number of Common Shares of  the  Corporation beneficially owned, controlled or  directed, directly or  indirectly, by  the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is current as at the date hereof.  Each director’s term expires at the next annual meeting of the Corporation’s shareholders.

Name, Place of Residence and Position with the Corporation	Principal Occupation During the Past 5 Years	Date of Appointment as Director/Officer	Number and Percentage of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
Gordon E. Pridham (1) (3) Director Toronto, Ontario, Canada	Chairman and Director of the Corporation; President, CEO, Edgewater Capital; former Chairman, Monarch Wealth Management; Chairman, Titanium Corporation	November 10, 2008	751,000 <1%
John S. Brock (2) (3) Director West Vancouver, British Columbia, Canada	Sole Proprietor of J. Badger Consultants. Previously President of Badger Co. Management until Dec. 2007; CEO of Pacific Ridge Exploration, a Senior Consultant to the Manex Resources Group.	November 10, 2008	160,000 <1%
Alan R. Edwards(1) (2) Director Morrison, Colorado, U.S.A.	President and Chief Executive Officer, Copper One Inc., previously President and Chief Executive Officer, Frontera Copper Corp.	June 23, 2011	27,000 <1%
James M. Macintosh(1) (2) Director Toronto, Ontario, Canada	President and Chief Executive Officer, Continental Mining & Smelting Limited; President and Chief Operating Officer, Innovium Media Properties Corp.	August 20, 2007	100,000 <1%
Thomas H. Parker President, Chief Executive Officer and Director Kalispell, Montana, U.S.A.
President and Chief Executive Officer of the Corporation, previously President and Chief Executive Officer of Gold Crest Mines Inc., President and Chief Executive Officer of High Plains Uranium, Inc., Executive Vice President, Anderson and Schwab (1996 – 2006)
		February 18, 2009	43,161 <1%
Kevin D. Stulp(2) (3) Director Castaic, California, U.S.A.	Chief Operating Officer, Zona Health	June 21, 2007	291,000 <1%

Name, Place of Residence and Position with the Corporation	Principal Occupation During the Past 5 Years	Date of Appointment as Director/Officer	Number and Percentage of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly
Christopher J. Hopkins Chief Financial Officer Toronto, Ontario, Canada	Chief Financial Officer of the Corporation, previously Chief Financial Officer of Excellon Resources Inc.	June 29, 2010	Nil
Steven M. Long Chief Operating Officer Toronto, Ontario, Canada	Chief Operating Officer of the Corporation, previously Manager, Underground Mines, Elko, Nevada for Newmont Mining Corporation	May 9, 2011	Nil

Notes:
(1)   Member of the Audit Committee.
(2)   Member of the Corporate Governance & Nominating Committee.
(3)   Member of the Compensation Committee.

Biographical Information

Biographical Information of the Corporation’s directors is summarized below.

Gordon E. Pridham, Chairman

Mr. Pridham is an experienced corporate executive with more than 30 years experience in national and international markets. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in public and private markets across a broad range of industry sectors. He has an extensive background in the energy and natural resources sectors, having worked in the Energy and Minerals group of Chemical Bank and National Bank in New York, Calgary and Toronto. Mr. Pridham also worked in the Investment Banking groups of Merrill Lynch Canada and Midland Walwyn and managed the Investment Banking groups at Deutsche Morgan Grenfell, Research Capital and Raymond James. Mr. Pridham is President and CEO of Edgewater Capital a private equity and advisory firm. Mr. Pridham sits on the public company boards of Newalta Corporation (Chairman Compensation), Titanium Corporation (Chairman) and NorRock Realty Finance Corporation (Chairman). He is also on the advisory board for Loves Travel Stops & Country Stores, a large US based family business. Through this experience he has acquired a detailed understanding of how companies fund their growth, acquire new business and provide value back to shareholders Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

John S. Brock, Director

Mr. Brock holds a B.Sc. in geology and geophysics and has over 40 years experience, including serving as an executive with over 20 public, junior exploration companies. Through companies under his management, he has participated in 12 major mineral deposit discoveries in north and western Canada, Nevada, Mexico, Ecuador, Sumatra, and Mongolia. Mr. Brock has also played a significant role in the equity financing of the public companies under his management. He served 6 years as a governor/Board Member of the Vancouver Stock Exchange and the CDNX Exchange and 2 years on the TSX Venture Exchange Advisory Board. In recognition of his contributions to Canadian mineral exploration and finance he is a recipient of a number of awards. Mr. Brock is currently CEO of Pacific Ridge Exploration, a director of West Kirkland Mining and is an advisor to the Manex Resources Group.

Alan R. Edwards, Director

Mr. Edwards serves on the board of directors and acts as chairman of sustainability for AuRico Gold Inc. He also serves on the board of directors for Entrée Gold Inc., and Copper One Inc. From 2009 to May

2011, he was President and Chief Executive Officer of Copper One Inc., from 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation and from 2004 to 2007, he was Executive Vice President and Chief Operating Officer for Apex Silver Mines Corporation. Mr. Edwards holds an MBA from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.

James M. Macintosh, Director

Mr. Macintosh is currently President and CEO of Continental Mining and Smelting Limited. He has 25 years experience in the mining industry and as a mining analyst. For the past 19 years he has held various executive and directorial positions with numerous public and private companies in Canada and the United States. Mr. Macintosh spent the last ten years as the President and COO of Innovium Media Properties Corp. Mr. Macintosh sits on the Board of Directors and chairs the Audit Committees of U.S. Silver Corporation, Carlisle Goldfields Limited, GTA Resources and Mining Inc. Mr. Macintosh is also a Director of Canuc Resources Corporation, Acadian Energy Inc., Cordillera Gold Ltd. and Atlas Precious Metals Inc. Mr. Macintosh graduated from Queen’s University with a B.Sc. (Honours, Geological Sciences) and now sits on the Queen’s University Geology Council.

Kevin D. Stulp, Director

Mr. Stulp has been serving on the board of directors of Acadian Energy since March 2011. He is also the COO for Zona Heath, Inc. a private corporation in Boise, Idaho since November 2010. Mr. Stulp served on the board of directors of Aurora Oil & Gas Corporation since March 1997. Since August 1995, Mr. Stulp has variously worked as founding consultant with Forte Group, on the board of the Bible League, and is active with various other non-profit organizations. From December 1983 to July 1995, Mr. Stulp held various positions with Compaq Computer Corporation, including industrial engineer, new products planner, manufacturing manager, director of manufacturing and director of worldwide manufacturing reengineering. Mr. Stulp holds a B.S.L.E. from Calvin College, Grand Rapids, Michigan, and a B.S.M.E. in Mechanical Engineering and an MBA from the University of Michigan.

Thomas H. Parker, President, Chief Executive Officer and Director

A mining engineer graduate from South Dakota School of Mines, with a Masters Degree in mineral engineering management from Penn State, Mr. Parker has worked extensively in senior management positions in the mining industry for the past forty-five years. Mr. Parker was recently President and CEO of Gold Crest Mines Inc., a Spokane based gold exploration company. Prior to Gold Crest, Mr. Parker was the President and CEO of High Plains Uranium, Inc., a junior uranium mining company with over 120,000 acres (48,562 hectares) in claims and lease agreements that was acquired by Energy Metals Corporation in January 2007. Mr. Parker spent 10 years as Executive Vice President of Anderson and Schwab, a New York based management consulting firm. Prior to Anderson and Schwab, he was CEO of Contain Minerals Company, a company with 22 operating coal mines, the Brewer gold mine and Montana Talc. Earlier in his career, Mr. Parker worked 10 years for ARCO where he was President of Beaver Creek Coal Mines, General Manager of Nevada Moly, President of Thunder Basin Coal Company and Vice President of Engineering, Exploration and Business Development. He was also General Manager of the Jacobs Ranch mine for Kerr McGee Coal Company and served as Project Manager for Conoco for the Imouraren uranium deposit in Niger. He has worked in the potash, limestone and talc industries and has extensive experience in Niger, France and Venezuela.

Christopher J. Hopkins, Chief Financial Officer

Mr. Hopkins has over 25 years of experience in financial management, strategic planning, mergers & acquisitions, corporate finance and financial and management reporting. The majority of his career has been spent in senior positions with publicly listed companies, including Rio Algom Limited, Suncor Inc. and several junior mining and oil and gas companies. He received his Bachelor of Commerce degree from the University of Toronto, his Chartered Accountant designation and his Master of Business Administration from the Schulich School of Business at York University.

Steven M. Long, Chief Operating Officer

Mr. Long has in excess of 33 years experience in underground mining in various senior management roles, most recently with Newmont Mining Corporation in Elko, Nevada and previously with Barrick, Echo Bay and Homestake Mining. He has had direct senior management responsibility for the complete mining life cycle from concept and design through construction and start-up, to operation and delivery of product. He has administered operating budgets in excess of US$50 million and directed the operation of the largest underground gold production mine in the world. Mr. Long has managed operations of both union and non-union work groups. He has a B.S. in Mining Engineering from the University of Arizona and an Associates of Business Administration, from New Mexico State University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, no director or executive officer of the Corporation is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event  that  occurred  while  that  person  was  acting  in  the  capacity  as  director,  chief executive officer or chief financial officer.

Mr. Macintosh was a director and officer of Atlantis Systems Corp. when a management cease trade order was issued against its directors and officers by the Ontario Securities Commission (the “OSC”) on May 25, 2004, in connection Atlantis Systems Corp.’s failure to file its audited financial statements for the year ended December 31, 2003.  On July 6, 2004, Atlantis Systems Corp. filed such audited financial statements and on July 15, 2004, filed its interim financial statements for the period ended March 31, 2004. As a result, the management cease trade order was subsequently revoked.

Mr. Macintosh is an officer and director of Innovium Media Properties Corp., which did not file its financial statements for the year ended December 31, 2010 on time.  On May 5, 2011, the Autorité des Marché Financiers issued a cease trade order against Innovium Media Properties Corp. related to the late filing of the 2010 year-end financials. The cease trade order is still outstanding as of the date of this AIF. Innovium Media Properties Corp. is currently completing its year-end 2010 audit.

Mr. Macintosh and Mr. Stulp are directors of Acadian Energy Inc., which went public as a Capital Pool Company in March 2011.  The OSC subsequently determined that Acadian Energy Inc. should have changed its year-end to December 31 and therefore should have filed its financial statements for the year ended December 31, 2010.  On August 4, 2011, the OSC issued a cease trade order relating to the late filing of the 2010 year-end financials.  The cease trade order is still outstanding and Acadian Energy Inc. is currently completing its year-end 2010 audit.

Mr. Brock was a director of Future Mineral Corporation when a cease trade order was issued against Future Mineral Corporation by the Alberta Securities Commission on December 20, 2002, which superseded a temporary cease trade order issued on December 6, 2002, in connection with Future Mineral Corporation’s failure to file its audited financial statements for the year ended June 30, 2002 and interim financial statements for the period ended September 30, 2002. The board of directors were advised of this cease trade order by management of Future Mineral Corporation on January 10, 2003, and were further advised that due to the death of the President of Future Mineral Corporation the company was unable to proceed with a proposed capital pool transaction or have an audit completed on its corporate and financial records.  Mr. Brock resigned from the board of directors on July 25, 2003.  The cease trade order has not been revoked.

Except as stated below, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(i)
is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(ii)
has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver- manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Stulp was a director of Aurora Oil & Gas Corporation, an American Stock Exchange listed company, which filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in July 2009, to which a confirmation order was issued in December 2009.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICT OF INTEREST

To the best of the Corporation’s knowledge, there are no existing or potential conflicts of interest among the Corporation, its directors, officers or other insiders of the Corporation other than as described in the following paragraph.

Various officers, directors or other insiders of the Corporation may hold senior positions with entities involved in the mining industry or otherwise be involved in transactions within the mining industry and may develop or already have other interests outside the Corporation. In the event that any such conflict of interest arises, a director who is in such a conflict will be required to disclose the conflict to a meeting of the directors of the Corporation in accordance with the CBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings involving the Corporation or its properties as of the date of this AIF and the Corporation knows of no such proceedings currently being contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

John Ryan held the position of Chairman and part-time Chief Financial Officer of the Corporation. Mr. Ryan resigned as Chief Financial Officer of the Corporation effective May 1, 2007, resigned as Chairman of the Corporation effective October 14, 2008 and as a director of the Corporation effective January 16, 2009.  The  Corporation and  its  subsidiaries had  previously loaned money  to  Golden Eagle  Mining Company, a corporation of which John P. Ryan was a principal shareholder, director and officer. In 2007 Golden Eagle Mining Company borrowed an aggregate total of US$181,485 from the Corporation. The total amount due at December 31, 2008 on the loan to Golden Eagle Mining Company was US$209,828, inclusive of interest. Management has since determined that the repayment of the loan by Golden Eagle Mining Company is in doubt and has written off the receivable.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is Valiant Trust Company, The Exchange Tower, 130 King Street West, Suite 710, Toronto, Ontario, M5X 1A9.

INTEREST OF EXPERTS

The following persons, firms and companies named below have prepared or certified a statement or report described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Corporation during, or relating to, the Corporation’s most recently completed financial year and whose profession, or business gives rise to the report or statement or opinion made by the person or company:

PricewaterhouseCoopers LLP are the new auditors of the Corporation. For the year ending December 31, 2010, Deloitte & Touche LLP has provided the audit report that forms part of the Corporation’s audited annual financial statements which is filed on SEDAR at www.sedar.com. Deloitte & Touche LLP has confirmed to the Corporation that they are independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

The Corporation’s Technical Report on the Galena Mine is dated April 15, 2011 entitled “Technical Report, Galena Mine Project, Shoshone County, Idaho” and was prepared by Fred Barnard, PhD. and Steve Milne, P.E. of Chlumsky, Armbrust and Meyer, LLC. Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at  www.sedar.com.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F2 under National Instrument 52-110 – Audit Committees (“NI 52-110”).

Audit Committee Charter

A copy of the Corporation’s Audit Committee charter, which was ratified on June 29, 2010, is attached to this document as Appendix A.

Composition of the Audit Committee

The  Audit  Committee  is  comprised  of  Mr.  Macintosh,  Mr.  Pridham  and  Mr.  Edwards,  with  Mr. Macintosh being appointed Chair of the Audit Committee on August 20, 2007. All three members of the Audit Committee are “independent” and “financially literate”, as those terms are defined in NI 52-110.

Relevant Education and Experience

Through their various business experiences and educational backgrounds, the members of the Audit Committee are able to review financial statements and gain an understanding of financial reporting controls and procedures.

Reliance on Certain Exemptions

Since the effective date of NI 52-110, the Corporation has not relied on the exemptions contained in NI 52-110.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed fiscal year, the board of directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. The Audit Committee will review the engagement of non-audit services as required.

External Auditor’s Service Fees (By Category)

The fees billed by the Corporation’s external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2010	US$160,300	US$29,700	US$74,300	US$2,100
2009	US$135,000	US$25,000	US$25,000	US$6,940

ADDITIONAL INFORMATION

Information regarding directors’ and officers’ remuneration, principal holders of the Corporation’s securities and securities authorized for issuance pursuant to equity compensation, is contained in the Corporation’s Management Information Circular dated May 16, 2011 pertaining to the Corporation’s most recent annual and special meeting of shareholders. Additional financial information is provided in the Corporation’s audited consolidated financial statements and Management Discussion and Analysis for the year ended December 31, 2010. This information and other additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

APPENDIX A

Audit Committee Charter

The Audit Committee (the “Audit Committee”) assists the Board of Directors (the “Board”) in overseeing the financial controls and reporting of U.S. Silver Corporation and any and all subsidiary corporations (collectively, the "Corporation"). The Audit Committee also monitors whether the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

COMPOSITION AND QUORUM

The Audit Committee is composed of a minimum of three and a maximum of five members, each of whom is a director of the Corporation. Members of the Audit Committee shall hold office until the next annual meeting of the shareholders of the Corporation. Where a vacancy occurs in the membership of the Audit Committee, it may be filled by the Board on recommendation of the Audit Committee and shall be filled by the Board if membership falls below three directors.

All members of the Audit Committee shall be directors of the Corporation who are “independent” and “financially literate” as such terms are defined in National Instrument 52-110 Audit Committees of the Canadian Securities Administrators.  At least one member of the Audit Committee shall have accounting or related financial experience or expertise, being the ability to analyze and interpret a full set of financial statements, including notes thereto, in accordance with generally accepted accounting principles.

The quorum at any meeting of the Audit Committee is a majority of its members. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present in person or by means of telephonic, electronic or other communications facilities as permitting all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

The Board shall review the candidacy of any director being considered for the Audit Committee prior to the invitation being extended to such director to join the Audit Committee and shall periodically review the composition of the Audit Committee. In addition to assessing compliance with the foregoing criteria, the Board shall consider whether any outside directorships or offices impairs the ability of individual directors to serve on the Corporation’s Audit Committee.

AUTHORITY

The Audit Committee has the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) set and pay the compensation for any advisors employed by the Audit Committee; and

(c) communicate directly with any auditors performing audit, review of attest services for or on behalf of the Corporation.

RESPONSIBILITIES

The Audit Committee has the following responsibilities:

With Respect to Financial Reporting

(a) Assuming overall responsibility for the disclosure of all financial and related information by the Corporation in accordance with all legal and regulatory requirements, both with respect to content and timing governing the dissemination of such information.

(b) Reviewing the annual financial statements and accompanying notes, the external auditors’ report thereon, the annual Management's Discussion and Analysis ("MD&A") and the related press release announcing the Corporation's earnings, and obtaining explanations from management on all significant variances with comparative periods, before recommending their approval by the Board and their release.

(c) Reviewing the quarterly financial statements, the interim MD&A and the related press release announcing the Corporation's earnings before recommending their approval by the Board and their release.

(d) Reviewing the financial information contained in any Annual Information Form, Annual Report, Management Proxy Circular, prospectuses or other documents containing similar financial information extracted or derived from the Corporation's financial statements before their public disclosure or filing with regulatory authorities in Canada and periodically assessing the adequacy of the procedures established to review the Corporation's public disclosure of such financial information.

(e) Reviewing with management and the external auditors the quality and not just the acceptability of the Corporation’s accounting policies and any changes that are proposed to be made thereto, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditors’ preferred treatment, and (iii) any other material communications with management with respect thereto, and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(f) Reviewing with the external auditors any audit problems or difficulties and management’s response thereto and resolving any disagreement between management and the external auditors regarding financial reporting.

(g) Reviewing periodically any policies of the Corporation with respect to the communication of financial and related information to ensure that they conform to applicable legal and regulatory requirements.

With Respect to the External Auditors

(a) Overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(b) Reviewing the annual written statement of the external auditors regarding all their relationships with the Corporation and discussing any relationships or services that may impact their objectivity or independence.

(c) Making recommendations to the Board concerning the appointment of and, if appropriate, the termination (both subject to shareholder approval) of the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation and monitoring their qualifications, performance and independence.

(d) Approving the performance of all non-audit services to be provided to the Corporation by the Corporation's external auditors.

(e) Approving and overseeing the disclosure of all audit services provided by the external auditors to the Corporation or any of its subsidiaries, determining which non-audit services the external auditors are prohibited from providing and, exceptionally, approving and overseeing the disclosure of permitted non- audit services to be performed by the external auditors.

(f) Making recommendations to the Board concerning the basis and amount of the external auditors’ fees for both audit and authorized non-audit services.

(g) Reviewing the audit plan with the external auditors and management and approving the scope, extent and schedule of such audit plan.

(h) Reviewing and approving the Corporation’s hiring policies for partners, employees or former partners or employees of the present and former external auditors.

(i) Ensuring the respect of legal requirements regarding the rotation of applicable partners of the external auditors, on a regular basis, as required.

(j) Ensuring that the external auditors are always accountable to the Audit Committee and the Board.

(k) Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditors and of any advisors or experts retained by the Audit Committee.

With Respect to the Controlling Shareholder and Other Insiders

(a) Liaising with the controlling shareholder and monitoring any and all trades in the securities of Corporation by the controlling shareholder to ensure that the Corporation's minority shareholders are not disadvantaged.

(b) Reviewing and monitoring all material non-arm’s length transactions between the Corporation and insiders of the Corporation.

With Respect to Financial Advisory Matters

(a) Investigating the best possible utilization of all of the Corporation’s assets. (b) Recommending to the Board the proposed terms of any financing.

(c) Recommending to the Board the proposed terms of any sale, merger or other proposed combination of the Corporation with any other entity.

(d) Recommending to the Board the proposed terms of any major investment or divestiture.

(e) Acting upon requests from the Board to evaluate opportunities that may come to the attention of the Corporation’s management.

The Committee’s recommendations are advisory only and are not binding on the Board or the Corporation.

METHOD OF OPERATION

(a) Meetings of the Audit Committee are held at least quarterly, and as required.

(b) Any member of the Audit Committee or the external auditor may call a meeting of the Audit Committee.

(c) The external auditory of the Corporation shall be given notice of every meeting of the Audit Committee and, at the expense of the Corporation, shall be entitled to attend and be heard thereat.

(d) If requested by a member of the Audit Committee, the external auditor shall attend every meeting of the Audit Committee held during the term of office of the external auditor.

(e) The Chair of the Audit Committee develops the agenda for each meeting of the committee in consultation with the Chief Financial Officer of the Corporation. The agenda and the appropriate material are provided to members of the Audit Committee on a timely basis prior to any meeting of the Audit Committee.

(f) The Chair of the Audit Committee reports regularly to the Board on the business of the Committee. (g) The Audit Committee has at all times a direct line of communication with the Corporation's auditors.

(h) The Audit Committee meets on a regular basis without management or the external auditors, however the Audit Committee may invite such directors, officer and employees of the Corporation and advisors it sees fit from time to time to attend meetings of the Audit Committee and assist thereat in the discussion and consideration of matters relating to the Audit Committee.

(i) The Audit Committee meets separately with management and the auditors at least annually, and more frequently as required.

(j) The Audit Committee may, in appropriate circumstances, engage external advisors, subject to advising the Chairman of the Board thereof.

(k) The Audit Committee annually reviews its mandate and reports to the Board on its adequacy and publication requirements.

(l) The Board annually supervises the performance assessment of the Audit Committee and its members.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.